SEC FILE NUMBER
0-28252

CUSIP NUMBER
111412 10 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
BroadVision, Inc.

Full Name of Registrant
N/A

Former Name if Applicable

585 Broadway

Address of Principal Executive Office (Street and Number)
Redwood City, CA 94063

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
BroadVision, Inc. (“BroadVision”) has been unable to complete its Annual Report on Form 10-K for the year ended December 31, 2005 within the prescribed time due primarily to certain complex accounting issues and the delay in the year-end audit associated with the resignation of our prior independent registered accounting firm in November 2005 and retention of a new independent registered accounting firm. The timing of the change in independent accounting firms, the complexity of certain accounting issues, and the compilation, dissemination and review of the information required to be presented in the Form 10-K has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant. As a result, the Company is unable to file its Annual Report on Form 10-K within the prescribed time period.

SEC 1344 (03-05)

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

William E. Meyer	650	542-5100
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BroadVision currently anticipates that its results of operations for the fiscal year ended December 31, 2005, to be reported in the Annual Report on Form 10-K to which this filing relates, will reflect significant changes from the prior year, unrelated to the causes for the delay described in Part III. BroadVision currently expects to report that its total revenues for the fiscal year ended December 31, 2005 were approximately $60 million, compared with approximately $78 million for the year ended December 31, 2004. The anticipated decrease in total revenues was due primarily to a decline in license revenue from the sale of software licenses. BroadVision currently expects to report that its total operating expenses for the year ended December 31, 2005 before fourth quarter charges or credits related to goodwill (see further discussion below) were approximately $55 million, compared with approximately $31 million for the year ended December 31, 2004. The anticipated increase in operating expenses was due primarily to an approximate $23 million restructuring credit taken in 2004 and an approximate $13 million goodwill impairment charge taken in 2005, partially offset by a reduction in sales and marketing and research and development expenses. BroadVision currently expects to report that, as of December 31, 2005, BroadVision had cash and cash equivalents and restricted cash and investments of approximately $5 million, as compared to cash and cash equivalents and restricted cash and investments of $42 million as of December 31, 2004. This decrease was due primarily to the repayment of bank borrowing, lease settlement obligations, debt-related obligations and costs relating to our now-terminated merger agreement with affiliates of Vector Capital Corporation, and net cash used in operations during the year ended December 31, 2005. However, because BroadVision’s year end financial statement audit is not complete, there can be no assurance that the financial information included in this filing will not change upon completion of the audit.

In the quarter ended September 30, 2005, we recognized an estimated goodwill impairment charge of $13.2 million in accordance with the requirements of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). As of September 30, 2005, we performed Step 1 under the provisions of SFAS 142 by determining that we have a single reporting unit and then comparing our net book value to the our market capitalization based upon the quoted market price of our stock. Based upon the results of Step 1 and as permitted under SFAS 142, we calculated and recorded the impairment charge under Step 2 based upon an estimate of the fair value of all other assets and liabilities of the reporting unit. Prior to the issuance of our Annual Report on Form 10-K to which this filing relates, we anticipate completing Step 2 and recording an adjustment in the quarter ended December 31, 2005.

This Notification of Late filing on Form 12b-25 contains forward-looking statements, including statements regarding BroadVision’s financial results for the year ended December 31, 2005 and its ability to complete the filing of its Annual Report on Form 10-K within the 15-day extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which results may differ materially from those indicated by these forward-looking statements. These risks include, without limitation, risks related to BroadVision’s ability to complete its audited financial statements for the fiscal year ended December 31, 2005 and the possibility that it will not be able to do so within the anticipated time period and other risks detailed in BroadVision’s filings with the Securities and Exchange Commission.

BroadVision, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2006	By	/s/ William E. Meyer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).